Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Annual Report on Form 40-F of our audit reports dated November 5, 2010 on the consolidated financial statements of the Corus Entertainment Inc. as at August 31, 2010 and 2009, and for each of the years in the three-year period ended August 31, 2010, and the effectiveness of internal controls over financial reporting of Corus Entertainment Inc. as at August 31, 2010.

Toronto, Canada.	/s/ Ernst & Young LLP
November 5, 2010.	Chartered Accountants Licensed Public Accountants